Room 4561

August 2, 2006

Michael Guangxin Li
Chief Executive Officer
Linktone Ltd.
5/F, Eastern Tower, No. 689
Beijing Dong Road
Shanghai 200001
People's Republic of China

Re: **Linktone Ltd.**
Form 20-F for Fiscal Year Ended December 31, 2005
Filed June 30, 2006
File no. 000-50596

Dear Mr. Guangxin Li:

We have reviewed the above referenced filings and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the Fiscal Year Ended December 31, 2005

Item 15. Controls and Procedures, page 94

Disclosure Controls and Procedures

1. We note that management has determined their disclosures controls and procedures were not effective due to management's inadequate knowledge and experience in application of U.S. GAAP and lack of policy and procedures over data security/access, data backup, system change and spreadsheet control. Tell us whether management does not have adequate knowledge of U.S. GAAP in general, or whether it is limited to specific areas such as accounting for stock based compensation. Further tell us the adjustments to the 2005 financial statements, if any that resulted from the material weaknesses identified by management. In this regard provide us the information your auditors communicated to the Company's Audit Committee pursuant to SAS 61. In addition explain the remedial measures the Company is undertaking to address the material weaknesses.

Exhibits 12.1 and 12.2 - Certifications

2. Note that the language of the certifications required by Item 601(b) (31) of Regulation S-K must be provided exactly as stated therein. See Release No. 34-46427 (Aug. 28, 2002), Instructions to the Exhibits in Form 20-F and the Division of Corporation Finance Staff Alert (Mar. 5, 2005) available on our website at www.sec.gov. Please confirm that Messrs. Guangxin Li and Sung signed these certifications in their individual capacities. In preparing future 302 certifications, please note that the language of the certification may not be altered in any manner. In this regard, you should not include the title of the office held by the signatory in the first line of the certifications.

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As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tom Ferraro, Senior Staff Accountant at (202) 551-3225 or me at (202) 551-3730 if you have questions regarding these comments.

Sincerely,

Kathleen Collins
Accounting Branch Chief